UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 44)*

América Móvil, S.A.B. de C.V. (the “Issuer”)
(Name of Issuer)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”)
American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares (“A Shares”)

(Title of Class of Securities)

02364W105 for L Share ADSs1
02364W204 for A Share ADSs2

(CUSIP Number)

October 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares since such shares are not traded in the United States.
2 CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares since such shares are not traded in the United States.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 2 of 25
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Carlos Slim Helú

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,200,354,685 L Shares (See Item 5)

	8	SHARED VOTING POWER
10,922,562,494 L Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
5,200,354,685 L Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
10,922,562,494 L Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,122,917,179 L Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.9% of L Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 3 of 25
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Carlos Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,325,617,791 L Shares (See Item 5)

	8	SHARED VOTING POWER
21,198,577,748 L Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
2,325,617,791 L Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
21,198,577,748 L Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,877,206,981 L Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.3% of L Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 4 of 25
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Marco Antonio Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,320,745,270 L Shares (See Item 5)

	8	SHARED VOTING POWER
21,198,577,748 L Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
2,320,745,270 L Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
21,198,577,748 L Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,872,334,460 L Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.3% of L Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 5 of 25
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Patrick Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,242,622,344 L Shares (See Item 5)

	8	SHARED VOTING POWER
21,198,577,748 L Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
1,242,622,344 L Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
21,198,577,748 L Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,117,705,813 L Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.8% of L Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 6 of 25
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) María Soumaya Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
795,937,730 L Shares (See Item 5)

	8	SHARED VOTING POWER
21,198,577,748 L Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
795,937,730 L Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
21,198,577,748 L Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,994,505,484 L Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.6% of L Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 7 of 25
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Vanessa Paola Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
936,683,303 L Shares (See Item 5)

	8	SHARED VOTING POWER
21,198,577,748 L Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
936,683,303 L Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
21,198,577,748 L Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,112,451,057 L Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.8% of L Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 8 of 25
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Johanna Monique Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
961,117,898 L Shares (See Item 5)

	8	SHARED VOTING POWER
21,198,577,748 L Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
961,117,898 L Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
21,198,577,748 L Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,120,296,704 L Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.8% of L Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 9 of 25
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Grupo Financiero Inbursa, S.A.B. de C.V. (“GFI”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
93,282 A Shares and 918,873,835 L Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
93,282 A Shares and 918,873,835 L Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,282 A Shares and 918,873,835 L Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% of A Shares and 1.8% of L Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 10 of 25
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Control Empresarial de Capitales S.A. de C.V, formerly known as Inversora Carso, S.A. de C.V. (“Control Empresarial”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
10,699,582,873 L Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
10,699,582,873 L Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,699,582,873 L Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.2% of L Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 11 of 25
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Trust No. F/0008 (the “Telmex Trust”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,261,870,958 L Shares (See Item 5)

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
1,261,870,958 L Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,261,870,958 L Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5% of L Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 12 of 25
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Trust No. F/0395 (the “Telnor Trust”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
37,185,877 L Shares (See Item 5)

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
37,185,877 L Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,185,877 L Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% of L Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 13 of 25
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fundación Telmex, A.C. (“Fundación Telmex”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
147,107,312 L Shares (See Item 5)

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
147,107,312 L Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
147,107,312 L Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3% of L Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 14 of 25
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fundación Carlos Slim, A.C. (“Fundación Carlos Slim”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
356,412,110 L Shares (See Item 5)

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
356,412,110 L Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
356,412,110 L Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7% of L Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 15 of 25
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Instituto Carlos Slim de la Salud, A.C. (“Instituto Carlos Slim de la Salud”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
27,637,607 L Shares (See Item 5)

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
27,637,607 L Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,637,607 L Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% of L Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 16 of 25
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Trust No. F/0126 (the “Control Trust”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,657,450,082 L Shares (See Item 5)

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
14,657,450,082 L Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,657,450,082 L Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.0% of L Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 17 of 25
Item 1.	Security and Issuer.

This Amendment No. 44 (the “Forty-Fourth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2001, as subsequently amended (the “Schedule 13D”), by the Reporting Persons (as defined below), with respect to the American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”), and the American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares (“A Shares”), of América Móvil, S.A.B. de C.V. (the “Issuer” or “AMX”). Capitalized terms used but not otherwise defined in this Forty-Fourth Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 2.	Identity and Background.

Item 2, paragraphs (1), (2) and (4) are hereby amended and restated in their entirety as set forth below:

(1) Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”), each of whom is a Mexican citizen, beneficially own, directly and indirectly, a majority of the outstanding voting equity securities of GFI and Inmobiliaria Carso that, directly or indirectly, hold Series AA Shares of the Issuer (“AA Shares”, and together with the A Shares and L Shares, the “Shares”) and L Shares of the Issuer. As a result, ownership of all Shares owned or controlled by these entities is deemed to be shared among such members of the Slim Family. In addition, as described below, certain members of the Slim Family may be deemed to control the Control Trust, a Mexican trust that directly holds Shares of the Issuer. As a result, ownership of all Shares owned or controlled by the Control Trust is deemed to be shared among such members of the Slim Family. Additionally, the Slim Family owns important minority positions in mutual funds managed by subsidiaries of GFI (the “Mutual Funds”).

(2) GFI is a sociedad anonima bursátil de capital variable organized under the laws of Mexico. GFI is a financial services holding company. GFI owns all of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company. GFI, through Banco Inbursa S.A., Institución de Banca Multiple, Grupo Financiero Inbursa, División Fiduciaria which is one of its subsidiaries, also controls various trusts for the benefit of its employees, employees of its subsidiaries and employees of other entities that may be deemed to be controlled by the Slim Family. In addition, GFI may be deemed to beneficially own the following Shares as to which it has the power to dispose of and vote, although it disclaims ownership of such Shares: (i) Shares in accounts managed by its subsidiary Afore Inbursa, S.A. de C.V. (“Afore Inbursa”), and (ii) Shares held in mutual funds managed by GFI through its subsidiary Operadora Inbursa de Fondos de Inversión, S.A. de C.V.
(4) The Telmex Trust is a trust organized under the laws of Mexico as the pension plan for employees of the Teléfonos de México, S.A.B. de C.V. (“Telmex”). Banco Inbursa S.A., Institución de Banca Multiple, Grupo Financiero Inbursa, División Fiduciaria, is the trustee of the Telmex Trust and a subsidiary of GFI. A technical committee, each of whose members is an employee of Telmex or of a subsidiary of Telmex, is responsible for making investment decisions for the Telmex Trust. Thus, the Telmex Trust may be deemed to be controlled by Telmex, which may be deemed to be controlled by AMX, and AMX and the Slim Family may be deemed to share beneficial ownership of all L Shares and A Shares beneficially owned by the Telmex Trust. AMX and the Slim Family expressly disclaim such beneficial ownership. The Telmex Trust owns a major stake in the Mutual Funds.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 18 of 25
Item 3.	Source and Amount of Funds or Other Considerations.

Following the filing of Amendment No. 43 to the Schedule 13D filed with the Commission on February 3, 2022 (the “Forty-Third Amendment”), GFI purchased, directly and through its subsidiaries, 28,588,626 L Shares for an aggregate purchase price of US$27,222,247 and 42,593 A Shares for an aggregate purchase price of US$39,895, including purchases by the Mutual Funds for 1,618,740 L shares for an aggregate purchase price of US$1,584,162 and 42,593 A Shares for an aggregate purchase price of US$39,895. The funds were obtained from the working capital of GFI. This Amendment No. 44 includes shares deemed beneficially owned by GFI through Afore Inbursa, the ownership of which GFI disclaims.
Item 4.	Purpose of Transaction

This filing is made with the purpose of reflecting updated ownership information relating to the Reporting Persons.
Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Persons have the following interests in A Shares and L Shares:

	A Shares(1)		L Shares(2)
	Number	% of Class	Number	% of Class
Carlos Slim Helú(3)	-	0.0%	16,122,917,179	31.9%
Carlos Slim Domit(4)	-	0.0%	22,877,206,981	45.3%
Marco Antonio Slim Domit(5)	-	0.0%	22,872,334,460	45.3%
Patrick Slim Domit(6)	-	0.0%	22,117,705,813	43.8%
María Soumaya Slim Domit(7)	-	0.0%	21,994,505,484	43.6%
Vanessa Paola Slim Domit(8)	-	0.0%	22,112,451,057	43.8%
Johanna Monique Slim Domit(9)	-	0.0%	22,120,296,704	43.8%
GFI(10)	93,282	0.0%	918,873,835	1.8%
Control Empresarial(11)	-	0.0%	10,699,582,873	21.2%
Telmex Trust(12)	-	0.0%	1,261,870,958	2.5%
Telnor Trust(12)	-	0.0%	37,185,877	0.1%
Fundación Telmex(12)	-	0.0%	147,107,312	0.3%
Fundación Carlos Slim(12)	-	0.0%	356,412,110	0.7%
Instituto Carlos Slim de la Salud(12)	-	0.0%	27,637,607	0.1%
Control Trust(13)	-	0.0%	14,657,450,082	29.0%

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 19 of 25
(1)
Based upon 493,294,980 A Shares outstanding as of August 31, 2022 as reported by the Mexican Stock Exchange (Bolsa Mexicana de Valores S.A.B. de C.V.). Includes A Shares held in the form of A Share ADSs.

(2)
Based upon 42,683,007,560 L Shares outstanding as of August 31, 2022 as reported by the Mexican Stock Exchange. Includes L Shares held in the form of L Share ADSs. L Share totals and percentages assume that all of the A shares and 7,808,497,460 AA Shares (which is the maximum number of AA Shares that can be converted to L Shares) held by the relevant Reporting Persons have been converted into L Shares in accordance with the restrictions set forth in Item 4 of Amendment No. 24 to the Schedule 13D filed with the Commission on July 15, 2011.  The Issuer maintains a share repurchase program.

(3)
Includes 5,200,354,685 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 1,878,746,745 AA Shares) owned directly by Carlos Slim Helú and shares owned by the GFI and Control Empresarial.

(4)
Includes 2,325,617,791 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 646,988,558 AA Shares) owned directly by Carlos Slim Domit and shares owned by the Control Trust, GFI and Control Empresarial.

(5)
Includes 2,320,745,270 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 646,988,558 AA Shares) owned directly by Marco Antonio Slim Domit and shares owned by the Control Trust, GFI and Control Empresarial.

(6)
Includes 1,242,622,344 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 323,494,279 AA Shares) owned directly by Patrick Slim Domit and shares owned by the Control Trust, GFI and Control Empresarial.

(7)
Includes 795,937,730 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 9,994 AA Shares) owned directly by María Soumaya Slim Domit and shares owned by the Control Trust, GFI and Control Empresarial.

(8)
Includes 936,683,303 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 22,809,994 AA Shares) owned directly by Vanessa Paola Slim Domit and jointly with her spouse, and shares owned by the Control Trust, GFI and Control Empresarial.

(9)
Includes 961,117,898 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 39,398,942 AA Shares) owned directly by Johanna Monique Slim Domit and jointly with her spouse, and shares owned by the Control Trust, GFI and Control Empresarial.

(10)
Includes shares owned by trusts managed by GFI for the benefit of employees of entities controlled by the Slim Family. Also includes shares in accounts managed by Afore Inbursa (165,849,450 L Shares) and shares in the Mutual Funds (93,282 A Shares and 530,044,764 L Shares), the ownership of which GFI disclaims.

(11)	Includes shares owned by subsidiaries of Control Empresarial. Control Empresarial was formerly known as Inversora Carso, S.A. de C.V.

(12)	Shares disclaimed by the Slim Family.

(13)
Includes 6,848,952,622 L Shares and 10,893,562,900 AA Shares, of which 7,808,497,460 AA Shares are assumed to have been converted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, held for the benefit of the Slim Family.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 20 of 25
(b)
Because members of the Slim Family beneficially own a majority of the outstanding voting equity securities of AMX, GFI and Control Empresarial, members of the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares owned by such persons (including those beneficially owned by the Telmex Trust, the Telnor Trust, Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud and funds managed by GFI but that GFI holds no economic interest in). Because a board, or in the case of the trusts, a technical committee, the majority of whose members are members or designees of members of the Slim Family or employees of one of the Reporting Persons that may be deemed to be controlled by the Slim Family, makes investment decisions for each of Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust, members of the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares owned by Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

(c)
All transactions in A Shares and L Shares effected by the Reporting Persons during the period beginning 60 days prior to the event which requires the filing of this statement are listed in Schedule 2 hereto and incorporated herein by reference.

(d)
Because members of the Slim Family beneficially own a majority of the outstanding voting equity securities of GFI and Control Empresarial, such members of the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by such persons. Because a board, or in the case of the trusts, a technical committee, the majority of whose members are members or designees of members of the Slim Family or employees of one of the Reporting Persons that may be deemed to be controlled by the Slim Family, makes investment decisions for each of Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust, members of the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust. Except as otherwise disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 17, 2021. Caixabank, S.A. entered into a secured credit agreement with Soinmob Sociedad Inmobiliaria Española SAU, a subsidiary of Control Empresarial, for €170,000,000. Under the terms of this agreement, Control Empresarial has agreed to pledge and grant a security interest in certain collateral. As of August 31, 2022, there were 331,583,000 L Shares pledged as collateral.

Other than as set forth above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 21 of 25
Item 7.	Material to be Filed as Exhibits.

The Powers of Attorney for the members of the Slim Family, GFI, Control Empresarial (f/k/a Inversora Carso, S.A. de C.V.), the Telmex Trust, the Telnor Trust, Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud and the Control Trust each filed as an exhibit to Amendment No. 43 are all hereby incorporated herein by reference.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 22 of 25
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Carlos Slim Helú

Carlos Slim Domit	By:	/s/ Javier Foncerrada Izquierdo
Javier Foncerrada Izquierdo

Marco Antonio Slim Domit		Attorney-in-Fact

October 11, 2022
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

CONTROL EMPRESARIAL DE CAPITALES S.A. DE C.V. (f/k/a INVERSORA CARSO, S.A. DE C.V.)

By: Armando Ibañez Vazquez
Title: Attorney-in-Fact

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.

By: Guillermo René Caballero Padilla
Title: Attorney-in-Fact

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 23 of 25
BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0008

By: Guillermo René Caballero Padilla Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0395

By: Guillermo René Caballero Padilla Title: Attorney-in-Fact

FUNDACIÓN TELMEX, A.C.

By: Arturo Elias Ayub Title: Attorney-in-Fact

FUNDACIÓN CARLOS SLIM, A.C

By: Armando Ibañez Vazquez Title: Attorney-in-Fact

INSTITUTO CARLOS SLIM DE LA SALUD, A.C.

By: Armando Ibañez Vazquez Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0126

By: Guillermo René Caballero Padilla Title: Attorney-in-Fact

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 24 of 25
Schedule 2
For the period beginning 60 days prior to the event which requires the filing of this statement, the Reporting Persons set forth below effected the following transactions in A Shares and L Shares on the Mexican Stock Exchange. The prices below reflect the price paid (in US$ based upon the Exchange Rate published by the Banco de México on the trade date) by the purchasers per A Share and L Share, as the case may be, on the relevant trade date.
L Shares
Reporting Person	Type of Transaction	Trade Date	Number of L Shares	Price per Share US. Dollars
GFI	Purchase	08/11/2022	26,969,886	0.95
Mutual Funds	Purchase	08/29/2022	1,036	0.90
Mutual Funds	Purchase	08/29/2022	100	0.90
Mutual Funds	Purchase	08/29/2022	1,400	0.90
Mutual Funds	Purchase	08/29/2022	100	0.90
Mutual Funds	Purchase	08/29/2022	100	0.90
Mutual Funds	Purchase	08/29/2022	1,000	0.90
Mutual Funds	Purchase	08/29/2022	1,800	0.90
Mutual Funds	Purchase	08/29/2022	700	0.90
Mutual Funds	Purchase	08/29/2022	900	0.90
Mutual Funds	Purchase	08/29/2022	2,106	0.90
Mutual Funds	Purchase	08/29/2022	900	0.90
Mutual Funds	Purchase	08/29/2022	2,100	0.90
Mutual Funds	Purchase	08/29/2022	1,800	0.90
Mutual Funds	Purchase	08/29/2022	1,795	0.90
Mutual Funds	Purchase	08/29/2022	900	0.90
Mutual Funds	Purchase	08/29/2022	1,800	0.90
Mutual Funds	Purchase	08/29/2022	100	0.90
Mutual Funds	Purchase	08/29/2022	100	0.90
Mutual Funds	Purchase	08/29/2022	4,900	0.90
Mutual Funds	Purchase	08/29/2022	400	0.90
Mutual Funds	Purchase	08/29/2022	2,700	0.90
Mutual Funds	Purchase	08/29/2022	700	0.90
Mutual Funds	Purchase	08/29/2022	100	0.90
Mutual Funds	Purchase	08/29/2022	100	0.90
Mutual Funds	Purchase	08/29/2022	100	0.90
Mutual Funds	Purchase	08/29/2022	100	0.90
Mutual Funds	Purchase	08/29/2022	7,900	0.90
Mutual Funds	Purchase	08/29/2022	900	0.90
Mutual Funds	Purchase	08/29/2022	1,300	0.90
Mutual Funds	Purchase	08/29/2022	1,733	0.90
Mutual Funds	Purchase	08/29/2022	1,800	0.90
Mutual Funds	Purchase	08/29/2022	800	0.90
Mutual Funds	Purchase	08/29/2022	600	0.90
Mutual Funds	Purchase	08/29/2022	2,000	0.90
Mutual Funds	Purchase	08/29/2022	1,600	0.90

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	Page 25 of 25
A Shares
Reporting Person	Type of Transaction	Trade Date	Number of A Shares	Price per Share US. Dollars
Mutual Funds	Purchase	7/19/2022	42,593	0.94